UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **May 13, 2005**

ACXIOM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)
1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On May 13, 2005 Acxiom Corporation entered into an Increased Supplement Commitment (the "Supplement") with JPMorgan Chase Bank, N.A., as agent, and each of the other banks or lending institutions party thereto. The Supplement was entered into pursuant to the Third Amended and Restated Credit Agreement dated as of March 24, 2005 (as amended and supplemented, the "Restated Credit Agreement") with JPMorgan Chase Bank, N.A., as agent, and other lenders party thereto. Under the terms of the Supplement, the lenders a party to the Restated Credit Agreement agreed to increase the revolving commitments thereunder to an aggregate amount equal to $400,000,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 17, 2005

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader